August 7, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Max A. Webb

Re:	Manchester United Ltd. (the “Registrant”)
Public offering of up to 19,166,667 Class A Ordinary Shares
Registration Statement on Form F-1, as amended,
File No. 333-182535

Dear Mr. Webb:

In connection with the proposed offering of the above-captioned Class A Ordinary Shares, we wish to advise you that we, as representatives of the underwriters, hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective by 3:00 p.m., Eastern Time, on August 9, 2012 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have distributed 9152 copies of the preliminary prospectus issued July 30, 2012 through the date hereof, to underwriters, dealers, institutions and others.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: July 30, 2012
(ii)	Dates of distribution: July 30, 2012 – to date
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 13
(iv)	Number of prospectuses furnished to investors: 8937
(v)	Number of prospectuses distributed to others, including the Registrant, the Registrant’s counsel, independent accountants, and underwriters’ counsel: 215

The undersigned advise that they have complied and will continue to comply, and we have been informed by participating Underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

JEFFERIES & COMPANY, INC.
CREDIT SUISSE SECURITIES (USA) LLC
J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
DEUTSCHE BANK SECURITIES INC.
as Representatives of the several Underwriters

JEFFERIES & COMPANY, INC.

By:	/s/ Jesse Mark
Name: Jesse Mark
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Kristin De Clark
Name: Kristin De Clark
Title: Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Liz Myers
Name: Liz Myers
Title: Head of ECM Americas, Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Name: Palma Mazzolla
Title: Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Keith Wargo
Name: Keith Wargo
Title: Group Head

By:	/s/ Johnathon Tretler
Name: Johnathon Tretler
Title: Managing Director

cc:           John B. Meade, Esq., Davis Polk & Wardwell LLP